Exhibit 99.1

BTC Digital Completes $1 Million Bitcoin Strategic Reserve, Sets Sights on $10 Million+ Total Crypto Reserves by Year-End

SINGAPORE, July 14, 2025 /PR Newswire/ – BTC Digital Ltd. (“BTCT” or the “Company”) (NASDAQ: BTCT), a leading blockchain technology company, today announced the formal launch of its strategic Bitcoin (BTC) and Ethereum (ETH) reserve program, designed to capture the structural opportunities arising from the rapid on-chain adoption of stablecoins and real-world assets (RWA). Building on last week’s completion of the initial USD 1 million ETH strategic reserve, BTCT has now finalized a USD 1 million BTC strategic reserve and intends to scale its total crypto strategic reserves to USD 10 million+ by the end of 2025.

Use of Strategic Reserves

– On-Chain Business Deployment: Support for stablecoin integrations, decentralized finance (DeFi) liquidity provision and cross-chain payment rails.

– RWA Infrastructure: Backing custody, staking and credit-enhancement structures within the Company’s RWA segment.

– Balance Sheet Stability: Maintaining a robust digital-asset reserve profile to bolster market confidence and enhance capital-markets transparency.

Management Commentary

“BTC and ETH represent the ‘central-bank-grade assets’ of the stablecoin and RWA era,” said Mr. Siguang Peng, CEO of BTCT. “By incorporating them into our core asset-allocation framework through a long-term lens, we’re not only upgrading our asset-management strategy, but also laying the groundwork for a deeper role in tomorrow’s on-chain financial ecosystem.”

Looking Ahead

BTCT will continue monitoring developments in on-chain U.S. dollar tokens, digital credit and asset tokenization. Leveraging its strengths in crypto infrastructure and mining, the Company aims to build a next-generation digital-asset strategy anchored by BTC/ETH reserves. Future initiatives under consideration include ETH staking, BTC-backed off-chain stable-asset programs and an RWA issuance platform.

About BTC Digital Ltd.

BTC Digital Ltd. is a blockchain technology company, with a long-term strategy to create value across the metaverse, blockchain and cryptocurrency mining industry. The Company is committed to developing blockchain related businesses in North America, including cryptocurrency mining, mining farm construction, mining pool and data center operation, and miner accessories business.

For more information, please visit: https://btct.investorroom.com/

Safe Harbor Statement

This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates”, “target”, “going forward”, “outlook” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

For investor and media inquiries, please contact:

ir@btct.us